UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) Avantor, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05352A 100
(CUSIP Number)

David S. Thomas, Esq. Goldman Sachs & Co. LLC 200 West Street New York, NY 10282 Phone: (212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4004

May 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
58,881,710
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
58,881,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,881,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC-CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 575,346,414 shares of common stock, par value $0.01 per share (the “Common Stock”), of Avantor, Inc. (the “Issuer”), outstanding as of May 7, 2020 as reported in the Issuer’s prospectus, dated May 20, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

2

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
58,881,710
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
58,881,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,881,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON (See Instructions)
BD-PN-IA

3

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
25,904,090
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
25,904,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,904,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

4

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
32,974,848
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
32,974,848

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,974,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

5

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
683,221
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
683,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
683,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

6

SCHEDULE 13D

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
315,779
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
315,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
315,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

7

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2018, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,089,674
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,089,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,089,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

8

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2018 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
878,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
878,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
878,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

9

CUSIP No.	05352A 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VWR Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
29,007,209
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
29,007,209

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,007,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

10

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements certain information in the Schedule 13D filed with the SEC on May 31, 2019 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Broad Street Principal Investments, L.L.C. (“BSPI”), Bridge Street Opportunity Advisors, L.L.C. (“Bridge Street”), StoneBridge 2017, L.P. (“SB 2017 Fund”), StoneBridge 2017 Offshore, L.P. (“SB 2017 Fund Offshore”), StoneBridge 2018, L.P. (“SB 2018 Fund”), StoneBridge 2018 Offshore, L.P. (“SB 2018 Fund Offshore”), and VWR Partners, L.P. (“VWR” and, together with SB 2017 Fund, SB 2017 Fund Offshore, SB 2018 Fund and SB 2018 Fund Offshore, collectively, the “GS Funds”). BSPI and the GS Funds are collectively referred to herein as the “GS Investors.” GS Group, Goldman Sachs, GS Investors and Bridge Street are collectively referred to herein as the “Reporting Persons.”

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B, and III hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.

Item 2 of the Original 13D is hereby further amended by replacing the first sentence of the ninth paragraph with the following:

“The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“On June 13, 2019, BSPI, SB 2017 Fund and SB 2017 Fund Offshore exercised an aggregate of 1,133,920 warrants on a one-for-one basis. The exercise price of $0.002 per share of Common Stock was funded from their working capital.”

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following immediately before the final two paragraphs thereof:

“Pursuant to an underwriting agreement, dated May 20, 2020 (the “May 2020 Underwriting Agreement”), by and among the Issuer, the GS Investors, other selling stockholders named therein, and Goldman Sachs and J.P. Morgan Securities LLC, as representatives of the several underwriters (collectively, the “Underwriters”), the Underwriters agreed to purchase from the GS Investors, and the GS Investors agreed to sell to the Underwriters an aggregate of 11,936,009 shares of Common Stock at a price of $15.9046875 per share (the “May 2020 Sale”). In addition, pursuant to the May 2020 Underwriting Agreement, the GS Investors granted the Underwriters an option to purchase an aggregate of additional 1,790,402 shares of Common Stock for 30 days following the date of the May 2020 Underwriting Agreement at the same price (the “May 2020 Option Sale”). The Underwriters exercised this option on May 21, 2020.

11

The May 2020 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The May 2020 Sale and the May 2020 Option Sale were consummated on May 26, 2020.

In connection with the May 2020 Underwriting Agreement, on May 20, 2020, each of the GS Investors signed a lock-up agreement (the “May 2020 Lock-up Agreements”) pursuant to which they agreed that, subject to specified exceptions, without the prior written consent of Goldman Sachs and J.P. Morgan Securities LLC, on behalf of the Underwriters, each GS Investor will not, during the period ending 90 days after the date of the final prospectus: (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of shares of Common Stock of the Issuer or options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (a “Disposition”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other Disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock or options, warrants, or other securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Issuer or (iii) otherwise publicly announce any intention to engage in any of the foregoing.

The foregoing description of the May 2020 Underwriting Agreement and the May 2020 Lock-up Agreements is not intended to be complete and is qualified in its entirety by the complete text of the May 2020 Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 26, 2020, and the May 2020 Lock-up Agreements filed as Exhibit 8 hereto.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended as follows:

(i) In connection with the May 2020 Sale and the May 2020 Option Sale, subsections (a) and (b) of Item 5 of the Original 13D are amended and restated in their entirety as follows:

“The following table sets forth, as of May 26, 2020, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of such date. The information below is based upon a total of 575,346,414 shares of Common Stock outstanding as of May 7, 2020, as reported by the Issuer in the prospectus dated May 20, 2020, filed with the SEC on May 21, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or direct the disposition
The Goldman Sachs Group, Inc.	58,881,710	10.2%	0	58,881,710	0	58,881,710
Goldman Sachs & Co. LLC	58,881,710	10.2%	0	58,881,710	0	58,881,710
Broad Street Principal Investments, L.L.C.	25,904,090	4.5%	0	25,904,090	0	25,904,090
StoneBridge 2017, L.P.	683,221	0.1%	0	683,221	0	683,221
StoneBridge 2017 Offshore, L.P.	315,779	0.0%	0	315,779	0	315,779
StoneBridge 2018, L.P.	2,089,674	0.4%	0	2,089,674	0	2,089,674
StoneBridge 2018 Offshore, L.P.	878,965	0.2%	0	878,965	0	878,965
VWR Partners, L.P.	29,007,209	5.0%	0	29,007,209	0	29,007,209
Bridge Street Opportunity Advisors, L.L.C.	32,974,848	5.7%	0	32,974,848	0	32,974,848

12

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(ii) Subsection (c) of Item 5 of the Original 13D is amended and restated in its entirety as follows:

“Except as set forth in Schedule IV hereto, or as otherwise described herein, no transactions in the shares of Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from March 25, 2020 to May 26, 2020.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by adding the following immediately before the final paragraph thereof:

“Information about the May 2020 Underwriting Agreement and the May 2020 Lock-up Agreements set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit No.	Description

7.	Underwriting Agreement by and among Avantor, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, and the selling stockholders (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2020).

8.	Lock-up Agreements, dated as of May 20, 2020.

13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 29, 2020.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

BRIDGE Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

STONEBRIDGE 2017, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

STONEBRIDGE 2017 OFFSHORE, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

14

STONEBRIDGE 2018, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

STONEBRIDGE 2018 OFFSHORE, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

VWR PARTNERS, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-fact

15

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Elizabeth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.

Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.

Karen P. Seymour	Executive Vice President and General Counsel of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, Bridge Street and each of the GS Funds.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Michael Bruun, Matthias Hieber, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Matthias Hieber is a citizen of Austria; Nicole Agnew and Chris Kojima are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy; Xiang Fan is a citizen of the People’s Republic of China and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs (Asia) L.L.C.
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Richard Spencer, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac, James Garman and Heather Mulahasani is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts, Barry Olson, Chance Monroe, Kyle Kendall, James Huckaby, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302 The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte, Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze and Mike Ebeling are citizens of Germany; Anthony Arnold, Tim Campbell, James Garman, Heather Mulahasani, Richard Spencer and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain, Michael Bruun is a citizen of Denmark, Lavanya Ashok, Harsh Nanda and Amitayush Bahri are citizens of India, David Campbell is a citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Cristiano Camargo is a citizen of Brazil, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International

Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Maximilliano Ramierez-Espain	Vice President	Managing Director of Goldman Sachs International
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC
William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC

SCHEDULE III

The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC in its capacity as an underwriter in the SEC-registered public offering of shares of common stock of Avantor, Inc. that closed on May 26, 2020.

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/20/20	5/26/20	45,000,000	B	15.90
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	8	S	16.25
5/21/20	5/26/20	36,308	S	16.25
5/21/20	5/26/20	577	S	16.25
5/21/20	5/26/20	138	S	16.25
5/21/20	5/26/20	3,100	S	16.25
5/21/20	5/26/20	2,429	S	16.25
5/21/20	5/26/20	66,285	S	16.25
5/21/20	5/26/20	51,288	S	16.25
5/21/20	5/26/20	900,000	S	16.25
5/21/20	5/26/20	17,939	S	16.25
5/21/20	5/26/20	4,400	S	16.25
5/21/20	5/26/20	4,547	S	16.25
5/21/20	5/26/20	3,500	S	16.25
5/21/20	5/26/20	500	S	16.25
5/21/20	5/26/20	155	S	16.25
5/21/20	5/26/20	1,870	S	16.25
5/21/20	5/26/20	6,171	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	545	S	16.25
5/21/20	5/26/20	30,462	S	16.25
5/21/20	5/26/20	5,435	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	1,400	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	45,517	S	16.25
5/21/20	5/26/20	1,669	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	900	S	16.25
5/21/20	5/26/20	22,000	S	16.25
5/21/20	5/26/20	1,198,404	S	16.25
5/21/20	5/26/20	2,609,993	S	16.25
5/21/20	5/26/20	160,295	S	16.25
5/21/20	5/26/20	20,140	S	16.25
5/21/20	5/26/20	446,000	S	16.25
5/21/20	5/26/20	3,300	S	16.25
5/21/20	5/26/20	1,521	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	68	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	100	S	16.25
5/21/20	5/26/20	100,000	S	16.25
5/21/20	5/26/20	250,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	3,627	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	402	S	16.25
5/21/20	5/26/20	764	S	16.25
5/21/20	5/26/20	62,000	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	8,000	S	16.25
5/21/20	5/26/20	1,200	S	16.25
5/21/20	5/26/20	1,300	S	16.25
5/21/20	5/26/20	13,500	S	16.25
5/21/20	5/26/20	80	S	16.25
5/21/20	5/26/20	1,334	S	16.25
5/21/20	5/26/20	58,227	S	16.25
5/21/20	5/26/20	13,000	S	16.25
5/21/20	5/26/20	87,801	S	16.25
5/21/20	5/26/20	102	S	16.25
5/21/20	5/26/20	18,500	S	16.25
5/21/20	5/26/20	165,200	S	16.25
5/21/20	5/26/20	15,500	S	16.25
5/21/20	5/26/20	753,356	S	16.25
5/21/20	5/26/20	242	S	16.25
5/21/20	5/26/20	1,444	S	16.25
5/21/20	5/26/20	1,865	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	648	S	16.25
5/21/20	5/26/20	37,6678	S	16.25
5/21/20	5/26/20	1,078	S	16.25
5/21/20	5/26/20	15,000	S	16.25
5/21/20	5/26/20	13,846	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	127,113	S	16.25
5/21/20	5/26/20	1,500	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	7,816	S	16.25
5/21/20	5/26/20	1,800	S	16.25
5/21/20	5/26/20	818	S	16.25
5/21/20	5/26/20	149	S	16.25
5/21/20	5/26/20	282	S	16.25
5/21/20	5/26/20	31,942	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	281,582	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	3,200	S	16.25
5/21/20	5/26/20	688	S	16.25
5/21/20	5/26/20	1,200	S	16.25
5/21/20	5/26/20	5,658	S	16.25
5/21/20	5/26/20	144	S	16.25
5/21/20	5/26/20	7,676	S	16.25
5/21/20	5/26/20	550	S	16.25
5/21/20	5/26/20	2,763	S	16.25
5/21/20	5/26/20	29,000	S	16.25
5/21/20	5/26/20	296,616	S	16.25
5/21/20	5/26/20	2,700	S	16.25
5/21/20	5/26/20	4,200	S	16.25
5/21/20	5/26/20	139	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	42,250	S	16.25
5/21/20	5/26/20	4,946	S	16.25
5/21/20	5/26/20	5,100	S	16.25
5/21/20	5/26/20	41,786	S	16.25
5/21/20	5/26/20	17,500	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	653,848	S	16.25
5/21/20	5/26/20	4,300	S	16.25
5/21/20	5/26/20	750	S	16.25
5/21/20	5/26/20	800	S	16.25
5/21/20	5/26/20	10,123	S	16.25
5/21/20	5/26/20	23,898	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	65,000	S	16.08
5/21/20	5/26/20	4,200	S	16.25
5/21/20	5/26/20	8,000	S	16.25
5/21/20	5/26/20	3,000	S	16.25
5/21/20	5/26/20	2,050	S	16.25
5/21/20	5/26/20	3,981	S	16.25
5/21/20	5/26/20	410	S	16.25
5/21/20	5/26/20	776	S	16.25
5/21/20	5/26/20	7,300	S	16.25
5/21/20	5/26/20	20,500	S	16.25
5/21/20	5/26/20	486	S	16.25
5/21/20	5/26/20	7,632	S	16.25
5/21/20	5/26/20	15,000	S	16.25
5/21/20	5/26/20	61	S	16.25
5/21/20	5/26/20	1,221	S	16.25
5/21/20	5/26/20	35,000	S	16.25
5/21/20	5/26/20	900,000	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	271	S	16.25
5/21/20	5/26/20	11,500	S	16.25
5/21/20	5/26/20	100,000	S	16.25
5/21/20	5/26/20	650	S	16.25
5/21/20	5/26/20	406	S	16.25
5/21/20	5/26/20	58,227	S	16.25
5/21/20	5/26/20	2,100	S	16.25
5/21/20	5/26/20	319	S	16.25
5/21/20	5/26/20	19,259	S	16.25
5/21/20	5/26/20	307	S	16.25
5/21/20	5/26/20	1,532	S	16.25
5/21/20	5/26/20	16,871	S	16.25
5/21/20	5/26/20	995	S	16.25
5/21/20	5/26/20	164,923	S	16.25
5/21/20	5/26/20	500	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	763	S	16.25
5/21/20	5/26/20	164	S	16.25
5/21/20	5/26/20	98,481	S	16.25
5/21/20	5/26/20	384,000	S	16.25
5/21/20	5/26/20	397	S	16.25
5/21/20	5/26/20	4,400	S	16.25
5/21/20	5/26/20	457	S	16.25
5/21/20	5/26/20	13,230	S	16.25
5/21/20	5/26/20	10,670	S	16.25
5/21/20	5/26/20	25,000	S	16.25
5/21/20	5/26/20	4,075	S	16.25
5/21/20	5/26/20	2,137	S	16.25
5/21/20	5/26/20	5,361	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	36,571	S	16.25
5/21/20	5/26/20	11,000	S	16.25
5/21/20	5/26/20	154,215	S	16.25
5/21/20	5/26/20	319	S	16.25
5/21/20	5/26/20	460	S	16.25
5/21/20	5/26/20	923	S	16.25
5/21/20	5/26/20	2693	S	16.25
5/21/20	5/26/20	218	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	703	S	16.25
5/21/20	5/26/20	34,800	S	16.25
5/21/20	5/26/20	295	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	13,846	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	5,396	S	16.25
5/21/20	5/26/20	410	S	16.25
5/21/20	5/26/20	1,300	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	99,799	S	16.25
5/21/20	5/26/20	1,999	S	16.25
5/21/20	5/26/20	174,980	S	16.25
5/21/20	5/26/20	1,000,000	S	16.25
5/21/20	5/26/20	116	S	16.25
5/21/20	5/26/20	919	S	16.25
5/21/20	5/26/20	10,396	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	8,214	S	16.25
5/21/20	5/26/20	65,000	S	16.08
5/21/20	5/26/20	122	S	16.25
5/21/20	5/26/20	44,602	S	16.25
5/21/20	5/26/20	2,711	S	16.25
5/21/20	5/26/20	351	S	16.25
5/21/20	5/26/20	52,300	S	16.25
5/21/20	5/26/20	230	S	16.25
5/21/20	5/26/20	15,761	S	16.25
5/21/20	5/26/20	6,126	S	16.25
5/21/20	5/26/20	1,666,372	S	16.25
5/21/20	5/26/20	29,377	S	16.25
5/21/20	5/26/20	5,069	S	16.25
5/21/20	5/26/20	438	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	2,400	S	16.25
5/21/20	5/26/20	1,715	S	16.25
5/21/20	5/26/20	18,000	S	16.25
5/21/20	5/26/20	13,500	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	2,671	S	16.25
5/21/20	5/26/20	407	S	16.25
5/21/20	5/26/20	2,300	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	196	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	199,071	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	4,500	S	16.25
5/21/20	5/26/20	6,300	S	16.25
5/21/20	5/26/20	2,184	S	16.25
5/21/20	5/26/20	7,000	S	16.25
5/21/20	5/26/20	178	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	900,000	S	16.25
5/21/20	5/26/20	4,392	S	16.25
5/21/20	5/26/20	67,328	S	16.25
5/21/20	5/26/20	18,000	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	1,500	S	16.25
5/21/20	5/26/20	8,500	S	16.25
5/21/20	5/26/20	1,405	S	16.25
5/21/20	5/26/20	700	S	16.25
5/21/20	5/26/20	40,528	S	16.25
5/21/20	5/26/20	41,962	S	16.25
5/21/20	5/26/20	12,000	S	16.25
5/21/20	5/26/20	929	S	16.25
5/21/20	5/26/20	11,500	S	16.25
5/21/20	5/26/20	2,798	S	16.25
5/21/20	5/26/20	205	S	16.25
5/21/20	5/26/20	9,293	S	16.25
5/21/20	5/26/20	1,100	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	230	S	16.25
5/21/20	5/26/20	25,000	S	16.25
5/21/20	5/26/20	3,500	S	16.25
5/21/20	5/26/20	2,443	S	16.25
5/21/20	5/26/20	6,500	S	16.25
5/21/20	5/26/20	39,225	S	16.25
5/21/20	5/26/20	81,999	S	16.25
5/21/20	5/26/20	3,100	S	16.25
5/21/20	5/26/20	15,100	S	16.25
5/21/20	5/26/20	179,001	S	16.25
5/21/20	5/26/20	1,300	S	16.25
5/21/20	5/26/20	8,140	S	16.25
5/21/20	5/26/20	950	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	94,800	S	16.25
5/21/20	5/26/20	16,500	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	1,041,666	S	16.25
5/21/20	5/26/20	13,945	S	16.25
5/21/20	5/26/20	132	S	16.25
5/21/20	5/26/20	946	S	16.25
5/21/20	5/26/20	1,386	S	16.25
5/21/20	5/26/20	6,394	S	16.25
5/21/20	5/26/20	4,900	S	16.25
5/21/20	5/26/20	1,081,392	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	126	S	16.25
5/21/20	5/26/20	3,278	S	16.25
5/21/20	5/26/20	27,431	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	71,032	S	16.25
5/21/20	5/26/20	108,688	S	16.25
5/21/20	5/26/20	350,000	S	16.25
5/21/20	5/26/20	269,959	S	16.25
5/21/20	5/26/20	13,999	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	136	S	16.25
5/21/20	5/26/20	2,200	S	16.25
5/21/20	5/26/20	348	S	16.25
5/21/20	5/26/20	1,898	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	878	S	16.25
5/21/20	5/26/20	8,500	S	16.25
5/21/20	5/26/20	753	S	16.25
5/21/20	5/26/20	2,600	S	16.25
5/21/20	5/26/20	962	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	1,377	S	16.25
5/21/20	5/26/20	3,760	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	1,627	S	16.25
5/21/20	5/26/20	9,927	S	16.25
5/21/20	5/26/20	2,147	S	16.25
5/21/20	5/26/20	700,000	S	16.25
5/21/20	5/26/20	109,961	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	5,332	S	16.25
5/21/20	5/26/20	28,709	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	146,342	S	16.25
5/21/20	5/26/20	470	S	16.25
5/21/20	5/26/20	19,739	S	16.25
5/21/20	5/26/20	1,277	S	16.25
5/21/20	5/26/20	42,288	S	16.25
5/21/20	5/26/20	208,334	S	16.25
5/21/20	5/26/20	291,045	S	16.25
5/21/20	5/26/20	500	S	16.25
5/21/20	5/26/20	166	S	16.25
5/21/20	5/26/20	75	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	33,611	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	8,847	S	16.25
5/21/20	5/26/20	1,476	S	16.25
5/21/20	5/26/20	1,289	S	16.25
5/21/20	5/26/20	28,062	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	3,100	S	16.25
5/21/20	5/26/20	22,164	S	16.25
5/21/20	5/26/20	41,076	S	16.25
5/21/20	5/26/20	2,480	S	16.25
5/21/20	5/26/20	120,000	S	16.25
5/21/20	5/26/20	3,600	S	16.25
5/21/20	5/26/20	2,329	S	16.25
5/21/20	5/26/20	13,725	S	16.25
5/21/20	5/26/20	20,140	S	16.25
5/21/20	5/26/20	15,500	S	16.25
5/21/20	5/26/20	1,172	S	16.25
5/21/20	5/26/20	3,879	S	16.25
5/21/20	5/26/20	75,000	S	16.25
5/21/20	5/26/20	247,700	S	16.25
5/21/20	5/26/20	830,000	S	16.08
5/21/20	5/26/20	28,533	S	16.25
5/21/20	5/26/20	500,000	S	16.25
5/21/20	5/26/20	21	S	16.25
5/21/20	5/26/20	1,403,686	S	16.25
5/21/20	5/26/20	11,213	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	113	S	16.25
5/21/20	5/26/20	11,434	S	16.25
5/21/20	5/26/20	18,571	S	16.25
5/21/20	5/26/20	3,615	S	16.25
5/21/20	5/26/20	16,500	S	16.25
5/21/20	5/26/20	1,278	S	16.25
5/21/20	5/26/20	9,868	S	16.25
5/21/20	5/26/20	250,000	S	16.25
5/21/20	5/26/20	763	S	16.25
5/21/20	5/26/20	450	S	16.25
5/21/20	5/26/20	304	S	16.25
5/21/20	5/26/20	1,089	S	16.25
5/21/20	5/26/20	185,106	S	16.25
5/21/20	5/26/20	1,074	S	16.25
5/21/20	5/26/20	51,815	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	97,000	S	16.25
5/21/20	5/26/20	11,000	S	16.25
5/21/20	5/26/20	2,532	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	566	S	16.25
5/21/20	5/26/20	159	S	16.25
5/21/20	5/26/20	73,065	S	16.25
5/21/20	5/26/20	2	S	16.25
5/21/20	5/26/20	577	S	16.25
5/21/20	5/26/20	5,800	S	16.25
5/21/20	5/26/20	1,124	S	16.25
5/21/20	5/26/20	727	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	350,000	S	16.25
5/21/20	5/26/20	172	S	16.25
5/21/20	5/26/20	13,500	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	800	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	1,143	S	16.25
5/21/20	5/26/20	3,300	S	16.25
5/21/20	5/26/20	8,400	S	16.25
5/21/20	5/26/20	593,206	S	16.25
5/21/20	5/26/20	903,538	S	16.25
5/21/20	5/26/20	650	S	16.25
5/21/20	5/26/20	2,000	S	16.25
5/21/20	5/26/20	3,778	S	16.25
5/21/20	5/26/20	3,200	S	16.25
5/21/20	5/26/20	185,252	S	16.25
5/21/20	5/26/20	65,619	S	16.25
5/21/20	5/26/20	6,200	S	16.25
5/21/20	5/26/20	89	S	16.25
5/21/20	5/26/20	20,902	S	16.25
5/21/20	5/26/20	107,113	S	16.25
5/21/20	5/26/20	1,500,000	S	16.25
5/21/20	5/26/20	13,846	S	16.25
5/21/20	5/26/20	4,750	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	12,000	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	242	S	16.25
5/21/20	5/26/20	1,800	S	16.25
5/21/20	5/26/20	7,340	S	16.25
5/21/20	5/26/20	142,399	S	16.25
5/21/20	5/26/20	11,000	S	16.25
5/21/20	5/26/20	252,466	S	16.25
5/21/20	5/26/20	273,346	S	16.25
5/21/20	5/26/20	131,955	S	16.25
5/21/20	5/26/20	3,100	S	16.25
5/21/20	5/26/20	198,218	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	3,500	S	16.25
5/21/20	5/26/20	153	S	16.25
5/21/20	5/26/20	8,923	S	16.25
5/21/20	5/26/20	286	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	10,500	S	16.25
5/21/20	5/26/20	2,969	S	16.25
5/21/20	5/26/20	7,300	S	16.25
5/21/20	5/26/20	126,965	S	16.25
5/21/20	5/26/20	365,426	S	16.25
5/21/20	5/26/20	200,000	S	16.25
5/21/20	5/26/20	3,241	S	16.25
5/21/20	5/26/20	380,555	S	16.25
5/21/20	5/26/20	45	S	16.25
5/21/20	5/26/20	400,000	S	16.25
5/21/20	5/26/20	9,000	S	16.25
5/21/20	5/26/20	240	S	16.25
5/21/20	5/26/20	2,300	S	16.25
5/21/20	5/26/20	996	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	3,996	S	16.25
5/21/20	5/26/20	11,400	S	16.25
5/21/20	5/26/20	2,000	S	16.25
5/21/20	5/26/20	519	S	16.25
5/21/20	5/26/20	8,700	S	16.25
5/21/20	5/26/20	90,764	S	16.25
5/21/20	5/26/20	372,569	S	16.25
5/21/20	5/26/20	6,054	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	5,476	S	16.25
5/21/20	5/26/20	412,900	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	4,510	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	1,618	S	16.25
5/21/20	5/26/20	11,643	S	16.25
5/21/20	5/26/20	1,089	S	16.25
5/21/20	5/26/20	7,400	S	16.25
5/21/20	5/26/20	109,756	S	16.25
5/21/20	5/26/20	5,600	S	16.25
5/21/20	5/26/20	861,298	S	16.25
5/21/20	5/26/20	150,000	S	16.25
5/21/20	5/26/20	13,976	S	16.25
5/21/20	5/26/20	5,100	S	16.25
5/21/20	5/26/20	163	S	16.25
5/21/20	5/26/20	4,817	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	7,600	S	16.25
5/21/20	5/26/20	450,000	S	16.25
5/21/20	5/26/20	16,338	S	16.25
5/21/20	5/26/20	75,000	S	16.25
5/21/20	5/26/20	230	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	465	S	16.25
5/21/20	5/26/20	26,380	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	461	S	16.25
5/21/20	5/26/20	133,440	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	410	S	16.25
5/21/20	5/26/20	150,000	S	16.25
5/21/20	5/26/20	4,300	S	16.25
5/21/20	5/26/20	2,282	S	16.25
5/21/20	5/26/20	250,000	S	16.25
5/21/20	5/26/20	25,229	S	16.25
5/21/20	5/26/20	150,000	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	2,000	S	16.25
5/21/20	5/26/20	137,851	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	1,100	S	16.25
5/21/20	5/26/20	282	S	16.25
5/21/20	5/26/20	1,200	S	16.25
5/21/20	5/26/20	1,115	S	16.25
5/21/20	5/26/20	185,106	S	16.25
5/21/20	5/26/20	650	S	16.25
5/21/20	5/26/20	12,000	S	16.25
5/21/20	5/26/20	33,597	S	16.25
5/21/20	5/26/20	80,000	S	16.25
5/21/20	5/26/20	122,000	S	16.25
5/21/20	5/26/20	16,000	S	16.25
5/21/20	5/26/20	956	S	16.25
5/21/20	5/26/20	2,288	S	16.25
5/21/20	5/26/20	1,132	S	16.25
5/21/20	5/26/20	85,816	S	16.25
5/21/20	5/26/20	6,704	S	16.25
5/21/20	5/26/20	182,071	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	258	S	16.25
5/21/20	5/26/20	182,500	S	16.25
5/21/20	5/26/20	429	S	16.25
5/21/20	5/26/20	625,200	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	2,000	S	16.25
5/21/20	5/26/20	3,877	S	16.25
5/21/20	5/26/20	2,910	S	16.25
5/21/20	5/26/20	7,000	S	16.25
5/21/20	5/26/20	23,888	S	16.25
5/21/20	5/26/20	44	S	16.25
5/21/20	5/26/20	920	S	16.25
5/21/20	5/26/20	4,061	S	16.25
5/21/20	5/26/20	2,800	S	16.25
5/21/20	5/26/20	5,200	S	16.25
5/21/20	5/26/20	2,128	S	16.25
5/21/20	5/26/20	1,500	S	16.25
5/21/20	5/26/20	243,902	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	1,143	S	16.25
5/21/20	5/26/20	2,700	S	16.25
5/21/20	5/26/20	328	S	16.25
5/21/20	5/26/20	156,500	S	16.25
5/21/20	5/26/20	1,590,254	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	307,890	S	16.25
5/21/20	5/26/20	9,737	S	16.25
5/21/20	5/26/20	75,000	S	16.25
5/21/20	5/26/20	1,100	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	2,400	S	16.25
5/21/20	5/26/20	350,000	S	16.25
5/21/20	5/26/20	2,588	S	16.25
5/21/20	5/26/20	250,000	S	16.25
5/21/20	5/26/20	6,137	S	16.25
5/21/20	5/26/20	7,000	S	16.25
5/21/20	5/26/20	2,147	S	16.25
5/21/20	5/26/20	3,630	S	16.25
5/21/20	5/26/20	58,227	S	16.25
5/21/20	5/26/20	15,000	S	16.25
5/21/20	5/26/20	86	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	147,887	S	16.25
5/21/20	5/26/20	276	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	1,487	S	16.25
5/21/20	5/26/20	4,332	S	16.25
5/21/20	5/26/20	12,000	S	16.25
5/21/20	5/26/20	3,267	S	16.25
5/21/20	5/26/20	1,800	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	358	S	16.25
5/21/20	5/26/20	741,005	S	16.25
5/21/20	5/26/20	160	S	16.25
5/21/20	5/26/20	4,551	S	16.25
5/21/20	5/26/20	600	S	16.25
5/21/20	5/26/20	4,286	S	16.25
5/21/20	5/26/20	2,653	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	500	S	16.25
5/21/20	5/26/20	63,548	S	16.25
5/21/20	5/26/20	753,357	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	26,441	S	16.25
5/21/20	5/26/20	18,045	S	16.25
5/21/20	5/26/20	8,200	S	16.25
5/21/20	5/26/20	323	S	16.25
5/21/20	5/26/20	700,000	S	16.25
5/21/20	5/26/20	10,000	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	93,950	S	16.25
5/21/20	5/26/20	400,000	S	16.25
5/21/20	5/26/20	950	S	16.25
5/21/20	5/26/20	18,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	12,500	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	4,000	S	16.25
5/21/20	5/26/20	15,000	S	16.25
5/21/20	5/26/20	900,000	S	16.25
5/21/20	5/26/20	150,000	S	16.25
5/21/20	5/26/20	403,384	S	16.25
5/21/20	5/26/20	23,063	S	16.25
5/21/20	5/26/20	153,476	S	16.25
5/21/20	5/26/20	7,351	S	16.25
5/21/20	5/26/20	15,610	S	16.25
5/21/20	5/26/20	250,000	S	16.25
5/21/20	5/26/20	92,552	S	16.25
5/21/20	5/26/20	700	S	16.25
5/21/20	5/26/20	2,092	S	16.25
5/21/20	5/26/20	350,000	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	3,200	S	16.25
5/21/20	5/26/20	3,330	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	3,353	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	544	S	16.25
5/21/20	5/26/20	1,238	S	16.25
5/21/20	5/26/20	1,800	S	16.25
5/21/20	5/26/20	3,967	S	16.25
5/21/20	5/26/20	3,066	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	6,750,000	B	15.90
5/21/20	5/26/20	1,010	S	16.25
5/21/20	5/26/20	1,700	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	1,100	S	16.25
5/21/20	5/26/20	75,825	S	16.25
5/21/20	5/26/20	2,916	S	16.25
5/21/20	5/26/20	450,000	S	16.25
5/21/20	5/26/20	850	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	1,423	S	16.25
5/21/20	5/26/20	400,000	S	16.25
5/21/20	5/26/20	1,800	S	16.25
5/21/20	5/26/20	8,000	S	16.25
5/21/20	5/26/20	180,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	49,875	S	16.25
5/21/20	5/26/20	400,000	S	16.25
5/21/20	5/26/20	12,539	S	16.25
5/21/20	5/26/20	812	S	16.25
5/21/20	5/26/20	1,527	S	16.25
5/21/20	5/26/20	78,158	S	16.25
5/21/20	5/26/20	2,227,065	S	16.25
5/21/20	5/26/20	4,455	S	16.25
5/21/20	5/26/20	53,832	S	16.25
5/21/20	5/26/20	639,623	S	16.25
5/21/20	5/26/20	178,136	S	16.25
5/21/20	5/26/20	12,500	S	16.25
5/21/20	5/26/20	29	S	16.25
5/21/20	5/26/20	1,647	S	16.25
5/21/20	5/26/20	87,100	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	5,100	S	16.25
5/21/20	5/26/20	11,500	S	16.25
5/21/20	5/26/20	843	S	16.25
5/21/20	5/26/20	3,708	S	16.25
5/21/20	5/26/20	247	S	16.25
5/21/20	5/26/20	18,000	S	16.25
5/21/20	5/26/20	450	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	400,000	S	16.25
5/21/20	5/26/20	2,822	S	16.25
5/21/20	5/26/20	455	S	16.25
5/21/20	5/26/20	101,668	S	16.25
5/21/20	5/26/20	12,674	S	16.25
5/21/20	5/26/20	1,900	S	16.25
5/21/20	5/26/20	9,300	S	16.25
5/21/20	5/26/20	4,190	S	16.25
5/21/20	5/26/20	262	S	16.25
5/21/20	5/26/20	2,788	S	16.25
5/21/20	5/26/20	20,000	S	16.25
5/21/20	5/26/20	66,235	S	16.25
5/21/20	5/26/20	222,946	S	16.25
5/21/20	5/26/20	5,100	S	16.25
5/21/20	5/26/20	552	S	16.25
5/21/20	5/26/20	12,000	S	16.25
5/21/20	5/26/20	5,772	S	16.25
5/21/20	5/26/20	1,204	S	16.25
5/21/20	5/26/20	51,937	S	16.25
5/21/20	5/26/20	5,927	S	16.25
5/21/20	5/26/20	15,500	S	16.25
5/21/20	5/26/20	805,729	S	16.25
5/21/20	5/26/20	894	S	16.25
5/21/20	5/26/20	75,000	S	16.25
5/21/20	5/26/20	16,500	S	16.25
5/21/20	5/26/20	1,568,804	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	450,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	3,0000	S	16.25
5/21/20	5/26/20	50,000	S	16.25
5/21/20	5/26/20	5,794	S	16.25
5/21/20	5/26/20	1,200	S	16.25
5/21/20	5/26/20	150,000	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	282	S	16.25
5/21/20	5/26/20	1,143	S	16.25
5/21/20	5/26/20	2,397	S	16.25
5/21/20	5/26/20	1,500	S	16.25
5/21/20	5/26/20	2,100	S	16.25
5/21/20	5/26/20	228	S	16.25
5/21/20	5/26/20	350,000	S	16.25
5/21/20	5/26/20	65,000	S	16.25
5/21/20	5/26/20	1,000	S	16.25
5/21/20	5/26/20	13,000	S	16.25
5/21/20	5/26/20	42,097	S	16.25

Trade Date	Settlement Date	Quantity	Buy/Sell	Price
5/21/20	5/26/20	6,521	S	16.25
5/21/20	5/26/20	7,300	S	16.25
5/21/20	5/26/20	125,000	S	16.25
5/21/20	5/26/20	1,969	S	16.25
5/21/20	5/26/20	1,600	S	16.25
5/21/20	5/26/20	227,610	S	16.25
5/21/20	5/26/20	2,555	S	16.25
5/21/20	5/26/20	183	S	16.25
5/21/20	5/26/20	4,900	S	16.25
5/21/20	5/26/20	13,000	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	900,000	S	16.25
5/21/20	5/26/20	4,400	S	16.25
5/21/20	5/26/20	21,697	S	16.25
5/21/20	5/26/20	2,500	S	16.25
5/21/20	5/26/20	1,196	S	16.25
5/21/20	5/26/20	207	S	16.25
5/21/20	5/26/20	349	S	16.25
5/21/20	5/26/20	5,244	S	16.25
5/21/20	5/26/20	3,800	S	16.25
5/21/20	5/26/20	3,094	S	16.25
5/21/20	5/26/20	5,000	S	16.25
5/21/20	5/26/20	1,400	S	16.25
5/21/20	5/26/20	2,803	S	16.25